Exhibit 4.37

Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd.

Beijing Fengshun Lubao Vehicle Auction Co., Ltd.

Zhejiang Dongwang Internet Technology Co., Ltd.

Equity Acquisition Agreement

January 15, 2020

CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

[*] indicates the redacted confidential portions of this exhibit.

This Equity Acquisition Agreement (hereinafter referred to as this “Agreement”) enters into on the date of January 15, 2020 (the “Execution Date”) in Chaoyang District, Beijing, by and among:

1.             Fairlubo Auction HK Company Limited (“Fairlubo HK”), a company duly incorporated and existing in accordance with the laws of Hong Kong SAR of the People’s Republic of China, with its company registration number of 2165173;

2.             Youxin Yishouche (Beijing) Information Technology Co., Ltd. (“Yishouche”), a limited company incorporated and existing in accordance with the laws of the People’s Republic of China (“PRC”, for the purpose of this Agreement only, excluding Hong Kong SAR, Macao SPR and Taiwan), with its registered office at Room 323602, Floor 36, Building 5, Yard 1, Futong East Street, Chaoyang District, Beijing;

3.             Chebole (Beijing) Information Technology Co., Ltd. (“Chebole”, together with Fairlubo HK and Yishouche, the “Sellers”), a limited liability company incorporated and existing in accordance with laws of PRC, with its registered office at Room 323609, Building 5, Yard 1, Futong East Street, Chaoyang District, Beijing;

4.             Beijing Hengtai Boche Auction Co., Ltd. (the “Purchaser”), a limited liability company incorporated and existing in accordance with Chinese laws, with its registered office at Room 311601, Building 5, Yard 1, Futong East Street, Chaoyang District, Beijing;

5.             Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd. (“Youxin Lubao”), a limited liability company incorporated and existing in accordance with Chinese laws, with its registered office at Room A51, Floor 4, No.26 Jia, East 3rd Ring North Road, Chaoyang District, Beijing; and

6.             Beijing Fengshun Lubao Vehicle Auction Co., Ltd. (“Fairlubo”) a limited liability company incorporated and existing in accordance with Chinese laws, with its registered office at Room 1416, Floor 14, Fengkai Wangyuan Technology Incubation Center (Wangyuan Building), No. 56 West 4th Ring South Road, Fengtai District, Beijing.

WHEREAS:

1.             Uxin Limited (NASDAQ: UXIN, hereinafter referred to as “Uxin Limited”), a company registered in the Cayman Islands and a NASDAQ listed company. The Purchaser intends to acquire all of Uxin Limited’s salvage car auction business and 100% equity interests in its  entities in the PRC.

2.             The Sellers disclose and warrant to the Purchaser that the relevant entities of Uxin Limited engaged in “salvage car auction business” in the PRC are the following three (3) companies (the “Target Companies”, collectively) and their subsidiaries:

(1)                Youxin Lubao, with its registered capital of US$35,000,000, and with Fairlubo HK being its sole shareholder holding 100% of its equity interests;

(2)                Fengshun Lubao, with its registered capital of RMB20,000,000, and with Yishouche being its sale shareholder holding 100% of its equity interests;

(3)                Zhejiang Dongwang Internet Technology Co., Ltd. (“Dongwang Network”), with its registered capital of RMB15,000,000, and with Chebole being its sole shareholder holding 100% of its equity interests.

3.                  The Purchaser intends to acquire 100% equity in the Target Companies (this “Transaction”).

NOW, THEREFORE, the parties hereto reach this Agreement for binding, as follows:

Artile I                  Subject of the Transaction

1.1                     The Purchaser agrees to acquire 100% equity interests of Youxin Lubao, Dongwang Network and Fengshun Lubao in accordance with this Agreement.

1.2                     The Seller discloses and warrants to the Purchaser that:

(1)                       Youxin Lubao, Fengshun Lubao, Dongwang Network and their subsidiaries Zhejiang Dongchi Auction Co., Ltd. and their respective subsidiaries are all relevant entities directly or indirectly controlled by Uxin Limited to engage in the salvage car auction in the PRC.

The foregoing principal business of the Target Companies has remained basically unchanged From the Execution Date to the Handover Date and the date of completion of the SAMR re-registration.

1.3                     The Sellers undertake that, except as disclosed in the disclosure letter (See Appendix 3), as of the Closing Date:

(1)                       The Sellers lawfully hold 100% of the equity interest in the Target Companies;

(2)                       The Sellers undertake that the Target Companies shall be transferred to the Purchaser in accordance with the provisions hereof;

(3)                       To the knowledge of the Sellers, there is no other circumstance that affects or may affect the Purchaser’s ownership, exercise or disposal of all or part of equity interest and corresponding interest in the Target Companies;

(4)                       Except for equity pledge or encumbrance created in the VIE structure (which shall be released on or prior to the Closing Date), the Sellers have not carried out any mortgage, pledge, lien and other circumstances over the equity interest of the Target Companies restricting the transfer of any equity interest in such Target Company;

(5)                       Any document restricting this Transaction shall have been rescinded or terminated (including, without limitation, the termination of the VIE agreements entered into by and among the Target Companies, the Parties hereto and other parties thereto);

(6)                       To the knowledge of the Sellers, there is no pending litigation, arbitration and/or dispute, which materially affects or may materially affect this Transaction.

1.4                     The Sellers covenant and warrant to the Purchaser that:

(1)                       Within five (5) years after the Execution Date, Uxin Limited, the Sellers and the de facto controller of Uxin Limited, Kun Dai (citizen of the People’s Republic of China, ID card No.: * hereinafter referred to as “Mr. DAI Kun”) shall not establish or entrust, directly or indirectly, any other entity to engage in the salvage car auction business in the PRC. However, the foregoing party shall not be deemed to breach the foregoing provision if the revenue generated in any calendar year from such entity that conducts salvage car auction business in the PRC resulting from occasional and undetected business activities by any of Uxin Limited, the Sellers or Mr. DAI Kun itself/himself, or by any entity that the foregoing person directly or indirectly establishes or entrusts , does not exceed 5% of the total revenue of such Person in any calendar year.

(2)                       If, within five (5) years after after the Execution Date of this Agreement, the Purchaser discovers that the revenue generated from the salvage car auction business in the PRC by Uxin Limited, the Seller and/or Mr. DAI Kun, or by any entity directly or indirectly established or engaged by the foregoing parties exceeds 5% of the total annual revenue of such person or entity in any calendar year, such entity shall be deemed as a Target Company hereunder. And the Purchaser may acquire such entity or business from the Sellers unconditionally and without paying any consideration or costs..

Artile II                Total Transaction Price

2.1                    The total price to acquire 100% equity interest in Dongwang Network, Youxin Lubao and Fengshun Lubao held by the Sellers shall be RMB [*] (the “Total Transfer Price”, in words: Renminbi Three Hundred Thirty Million). The total transaction price to be allocated to each of the Target Companies is shown as follows:

Target company	Amount Allocated under the Total Transfer Price (RMB/Yuan)
YOUXIN LUBAO	[*]
Fengshun Lubao	[*]
Dongwang network	[*]
Total:	[*]

The Sellers shall have the right to adjust the Total Transfer Price allocated among Dongwang Network, YoYouxin Lubao and Fengshun Lubao, and the Purchaser shall cooperate with the Sellers in case the Sellers request the Purchaser to execute relevant legal instrument with respect to the adjustment to the price allocation.

2.2                     The above Total Transfer Price is based on the following conditions:

(1)                                As of the date hereof, the Sellers has provided the Purchaser with true and complete basic information and financial statements of the Target Companies as of November 30, 2019 (the “Statement Date”) (See details in Appendix I: Basic Information of the Target Companies and Appendix II: Financial Statements of the Target Companies);

The abovementioned financial statements shall include balance sheet, income statement and cash flow statement (collectively, the “Financial Statements upon Execution”).

2.3                     All taxes and expenses arising out of or in connection with this Transaction (the “Taxes”) shall be borne by the Purchaser and the Seller respectively.

Artile III               Transaction Procedures

3.1                     Payment of First Installment of Transaction Price

(1)                                Within ten (10) Business Days after the Execution Date, the Purchaser shall pay the first installment of the transfer price, which amounts to 50% of the Total Transfer Price, i.e. RMB [*] (the “First Installment”, in words: Renminbi [*] Million Yuan), to the bank account designated by the Sellers.  The day on which the Purchaser pays the First Installment shall be the date of closing (the “Closing Date”). The First Installment shall be allocated to each of the Target Companies as follows:

Target company	First Installment Allocation Amount (RMB/Yuan)
Fengshun Lubao	[*]
Dongwang Network	[*]
Total:	[*]

(2)                                The bank account information designated by the Sellers is as follows:

Account Name:               [*]

Bank:                                 [*]

Account No.:                    *

3.2                     Handover of the Target Company

(1)                                Within ten (10) Business Days after the Purchaser pays the First Installment, the Parties shall complete the handover of the Target Companies to the Purchaser, which shall include without limitation the handover of all assets and documents of the Target Companies including seals (company seal, contract seal and financial seal), licenses, certificates and accounting books (including the details of the balance sheet) and documents of the Target Companies (the “Handover”).

(2)                                On the day when the Handover is completed, the Parties acknowledge that respective Seller and the Purchaser of each Target Company shall jointly execute a Handover List, the date of which shall be the “Handover Date”.

3.3                     SAMR Re-Registration of the Target Company

3.3.1                    Within three (3) months after the Purchaser makes the First Installment, the Parties shall complete the re-registration with the State Administration for market Regulation (SAMR) for the transfer of 100% equity interests in Youxin Lubao and Fengshun Lubao to the Purchaser, change in the name of Youxin Lubao and Fengshun Lubao, and file the change of legal representative, directors, supervisors and senior management.

Within three (3) months after the Purchaser makes the First Installment, the Parties shall complete the re-registration with the SAMR for the transfer of 100% equity interests in Dongwang Network to the Purchaser and file the change of legal representative, directors, supervisors and senior management.

For the avoidance of doubt, the Sellers shall not be liable for breach of contract if the SAMR re-registration is delayed due to reasons attributable to one or both of the Purchaser and/or governmental authorities.

3.3.2                    The Parties shall complete the procedures to change the company name of Youxin Lubao so that its company name does not contain the word “优信 (in Chinese)” and obtain the newly issued business license in accordance with the time requirements set forth in Article 3.3.1 hereof. As of the Closing Date, neither the Purchaser nor the Target Companies shall (and shall cause their affiliates not to) use, reproduce or disseminate any name, tradename, logo or logo containing the words “优信”, “优信拍”, “Uxin” and “Youxinpai” (including any part thereof) or confusing or misleading names, tradenames, logos and symbols relating to the Sellers for the purposes of publicity, marketing, operation or otherwise. Neither the Purchaser nor the Target Companies shall (and shall cause their Affiliates not to), directly or indirectly, represent that any Target Company or its Subsidiaries is the agent, representative, group member or affiliate of the Sellers or their Affiliates.

3.3.3                    If the Purchaser fails to pay the Second Installment on schedule in accordance with Article 3.5 hereof, or this Transaction is terminated due to reasons attributable to the Purchaser, the Parties shall complete the SAMR re-registration for the Target Companies within thirty (30) days after the expiration of the payment period for the Second Installment or the termination of this Transaction (whichever occurs earlier), so as to restore the SAMR registration status of the Target Companies to the status before this Transaction. If this Agreement is rescinded or terminated solely due to reasons solely attributable to the Purchaser, the Purchaser shall bear the taxes and other governmental costs paid by the Sellers in connection therewith and fully compensate the Seller.

3.4                     Verification of Accounts

The Purchaser shall complete the due diligence on the Target Companies and the verification of Financial Statements upon Execution before the payment of the Second Installment and within six (6) months after the date hereof (the “Statement Verification Period”).

3.5                     Payment of the Second Installment

The Second Installment shall be subject to the completion of the SAMR re-registration under Article 3.3.1 hereof. Subject to the satisfaction of completion of such SAMR re-registration, the Purchaser shall pay the second installment of the Total Transfer Price (the “Second Installment”) within sixty (60) days after the completion of the SAMR re-registration or six (6) months after payment of the First Installment (whichever occurs earlier), i.e. RMB [*] (in words: Renminbi [*] Million) of the Total Transfer Price minus the aggregate amount of “Liabilities Assumed by the Seller” and “Untrue Assets and Creditor’s Rights” as set forth in Article 5.4 hereof (if any). The Second Installment shall be allocated to each of the Target Companies as follows:

Target company	Second Installment Allocation Amount (RMB/Yuan)
Youxin Lubao	[*]
Dongwang Network	[*]
Total:	[*]

3.6                     Foreign Exchange Registration and Purchase and Payment

The Purchaser shall, within thirty (30) days after the SAMR re-registration of Youxin Lubao, handle the procedures for cancellation of foreign exchange registration for the foreign-invested enterprise at the Foreign Exchange Bureau, purchase foreign currency at the bank and pay the transfer price of Youxin Lubao to the overseas account designated by Fairlubo HK within the time period stipulated in Article 3.5;

The other Parties hereto shall cooperate with the Purchaser to go through the formalities of cancellation of foreign exchange registration and purchase and payment of foreign exchange. If the foreign exchange registration cancellation procedures, purchase of and/or payment of foreign exchange are delayed due to reasons attributable to governmental authorities (such as process time), policies and/or the non-cooperation of the Parties hereto and without fault of the Purchaser, the Purchaser shall not be deemed to breach this Agreement. However, the Purchaser shall complete the procedures as soon as practicable, the other Parties shall assist him/her/it within their respective capacity.

3.7                     Adjustment to Transaction Structure

If the Sellers desire to adjust the structure of this Transaction from the perspective of tax planning or other reasonable perspectives, the Purchaser shall give understanding and shall cooperate in proceeding with the adjusted structure in order for realization of the purpose of this Transaction (i.e. the completion of direct or indirect acquisition of the interests in the Target Companies).

Artile IV               Assumption of Interests in the Target Companies

4.1                    Assets and Claims

(1)                               As of the Handover Date, the assets, claims of the Target Companies since the establishment are assumed by the Purchaser;

(2)                               The Sellers must ensure the truthfulness and completeness of the assets and claims set forth in the Financial Statements upon Execution.

4.2                    Debts

(3)                             The debts of the Target Companies arising after the Handover Date and debts arising before the Handover Date but disclosed in the Financial Statements upon Execution or disclosure letters shall be inherited by the Target Companies; provided that the matters expressly listed under items (a) and (b) of Article 4.2 (2) hereof shall be handled in accordance with Items (a) and (b) of Article 4.2 (2) hereof;

(4)                                Debts incurred prior to the Statement Date but not disclosed in the Financial Statements upon Execution or the disclosure letter shall be borne by the Sellers on a joint and several basis, except for the circumstances as expressly listed below: (a) any paid or outstanding debts arising from any litigation or arbitration to which any Target Company is a defendant or respondent from its date of incorporation to the date on which the Purchaser shall pay the Second Installment (inclusive) shall be borne by the Sellers on a joint and several basis (the amount of such debt shall be determined by an effective judgment/award issued by a court or arbitration tribunal, provided that such effective judgment/award could be rendered after the Payment Date of the Second Installment). The Target Companies shall act actively to protect their own rights and interests in the litigation and arbitration; and (b) if the Target Companies and their subsidiaries and branch offices are required by governmental authorities to make supplementary payment of social insurance and housing fund contributions and pay overdue fine and penalty before the “date on which the Purchaser shall pay the Second Installment” (inclusive) due to the reason that the Target Companies and their subsidiaries and branch offices fail to pay social insurance and housing fund contributions for their employees based on the actual salary level of employees, such costs shall be borne by the Sellers on a joint and several basis.

(5)                             Debts arising from the ordinary course of business after the Statement Date and prior to the Handover Date (including, without limitation, actual or estimated losses arising from the disposal of vehicles) and other debts that the Purchaser has agreed to waive (i.e. the debts listed in the disclosure letter in Appendix III) shall be borne by the Purchaser. Any debt in excess of RMB[*] (in words: Renminbi [*] million) incurred in the ordinary course of business shall be borne by the Sellers on a joint and several basis;

(6)                                Except for the secured indebtedness disclosed in this disclosure letter (if any), all undisclosed secured indebtedness of the Target Companies arising prior to the Statement Date shall be borne by the Seller on a joint and several basis.

Artile V                 Verification and Adjustment of Financial Data

5.1                                        The Purchaser shall complete verification and confirmation of the Financial Statements upon Execution within the Statement Verification Period, and any dispute shall be settled as follows.

5.2                                        If the Purchaser does not raise written objection within the Statement Verification Period, it shall pay all the remaining Total Transaction Price in accordance with Article 3.5 herein.

5.3                                        Variation Treatment

5.3.1                              If, in the opinion of the Purchaser, there is a discrepancy between the Financial Statements upon Execution and the actual circumstances (such “Discrepancy” means that the Target Companies have “Liabilities Assumed by the Seller” and “Untrue Assets and Creditor’s Rights” as described in Article 5.4 hereof), the Purchaser shall raise written objections to Yishouche among the Sellers during the Statement Verification Period (Yishouche acknowledges that the Purchaser is not required to raise any objection to all other Sellers and the other Sellers acknowledge the feedback from Yishouche on the written objection) with reasonable evidence (if it is a question of fact) or explanation attached. For the avoidance of doubt, the debts disclosed in this Disclosure letter and the matters relating to the conversion of debt to equity shall not be taken into account of the above difference amount; provided that the matters expressly listed in items (a) and (b) of Article 4.2(2) hereof shall be handled and taken into account of the above difference amount in accordance with items (a) and (b) of Article 4.2 (2) hereof.

5.3.2                              If the Purchaser raises any difference amount to Yishouche, then:

(1)                       Yishouche shall reply in writing whether it acknowledges such difference or not after receiving the written objection issued by the Purchaser;

(2)                       If Yishouche acknowledges such difference in whole or in part in its written reply, the Purchaser shall have the right to deduct such amount of difference from the Second Installment and pay the balance of the Total Price after deduction to such bank account as designated by the Sellers herein or other bank account as designated by the Seller then;

(3)                       If Yishouchen replies in writing not to accept such difference in whole or in part within the foregoing period, the recognized difference shall be implemented according to Article 5.3.2(2) above and the non-recognized difference shall be reviewed by an accounting firm jointly selected by Yishouche and the Purchaser.

If Yishouche and the Purchaser fail to select an accounting firm within twenty (20) business days after the written objection is raised, they shall select one frim from PricewaterhouseCoopers, Deloitte, KPMG and Ernst & Young to conduct the review. The expenses for such review shall be borne by the Party against whom the review results are negative. The review results made by the firm selected in accordance with the aforesaid methods shall be binding upon the Sellers and the Purchaser.

5.3.3                              If the difference acknowledged by the Parties is more than RMB [*] (in words: Renminbi [*] million), the Purchaser shall have the right to deduct up to RMB [*] from the Second Installment as full compensation.

5.3.4                              The actions and expressions made by Yishouche in accordance with this Article 5.3 shall be deemed as unanimously agreed by all the Sellers, and shall be acknowledged by each of the Sellers.

5.4                     The definitions of “Liabilities Assumed by the Seller” and “Untrue Assets and Creditor’s Rights” are as follows:

(1)             “Debts Assumed by the Seller” means the debts to be assumed by the Seller in accordance with Article 4.2(2) hereof;

(2)             “Untrue Assets and Creditor’s Rights” means the assets and creditor’s rights disclosed in the Financial Statements upon Execution but do not actually not exist.

Artile VI               Breach and Termination

6.1                            If the Purchaser fails to pay one or more installments of transfer price due to reasons solely attributable to the Purchaser, the Purchaser shall be deemed to commit a breach of contract and shall pay the liquidated damages equivalent to 1% of the outstanding amount to one payee designated by all Sellers for each day of delay. If the First Installment or the Second Installment is overdue for five (5) days or more, the Sellers shall have the right to immediately terminate this Agreement and this Transaction (such termination shall not affect the claim of liabilities for breach by the Sellers against the Purchaser), and the Purchaser shall pay the Sellers liquidated damages in the amount of 10% of the Total Transfer Price.

6.2                            The Seller shall be deemed to breach this Agreement in the event of the occurrence of one or more of the following circumstances and shall pay the Purchaser joint and several liquidated damages in the amount of 1% of the Total Transfer Price actually paid by the Purchaser for each day of delay. If the payment is overdue for more than five (5) days, the Sellers shall, jointly and severally, pay the Purchaser liquidated damages in the amount of 10% of the Total Transfer Price:

(1)                       if the Handover fails to complete within the time limit stipulated by Article 3.2 hereof due to reasons solely attributable to the Sellers; for the avoidance of doubt, it shall not be deemed as breach of contract under this Article if the Sellers have delivered the assets and documents set forth in Article 3.2 hereof but the Handover is overdue due to further communication, confirmation or supplement made by the Parties with respect to such assets and documents;

(2)                       if the Sellers fail to complete the SAMR re-registration of any one or more Target Companies (including Dongwang Network) within the time limit set forth in Article 3.3 hereof due to unilateral reason of the Sellers; and

(3)                       except for the equity pledge or encumbrance created for the VIE structure (which shall be released on or prior to the Closing Date), if the equity interests of any one or more Target Companies (including Dongwang Network) are subject to seizure, pledge, litigation, arbitration and other circumstances restricting the transfer and this Transaction and such circumstance fails to be rectified 30 days after the Purchaser’s written notice.

Notwithstanding the foregoing, in the occurrence of one or more of the above circumstances, if the Purchaser confirms that such circumstance does not constitute breach by the Sellers, the Sellers shall not be liable for any such circumstance to the Purchaser, and the Purchaser shall not claim for rescission or termination of this Agreement.

6.3                           The Sellers shall be jointly and severally liable to the Purchaser for its respective obligations hereunder.

6.4                           Discharge or Termination

(1)                       After the termination of this Agreement, unless otherwise agreed upon by the Parties, each Party hereto shall refund the transfer price or equity interest in the Target Companies received from the other Party hereunder based on the principles of fairness, reasonableness, honesty and credibility and try to restore to the status when this Agreement is executed.

(2)                       If this Agreement is rescinded or terminated due to reasons attributable to the Sellers, the Sellers shall refund all amounts paid by the Purchaser, and the Purchaser shall transfer back the equity interests in the Target Companies (if the equity interests in the Target Companies have been transferred to the Purchaser) to the Seller and complete transfer rescission/reversal procedures only after the Sellers have paid liquidated damages or other fees payable.

(3)                       If this Agreement is rescinded or terminated due to reasons attributable to the Purchaser, the Purchaser shall first transfer back the equity interests in the Target Company (if the equity interests in the Target Companies have been transferred to the Purchaser) to the Seller and complete the transfer rescission/reverse procedures (and bear taxes and fees arising therefrom), and shall refund the full price paid by the Purchaser only after the Sellers have paid liquidated damages and other fees payable.

Artile VII             Governing Law and Dispute Resolution

7.1           This Agreement and the documents attached hereto are governed by PRC law.

7.2                     All disputes arising from the implementation of this Agreement or in connection with this Agreement shall be settled by the Parties through friendly consultation. If such consultation fails, any Party shall submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with the Commission’s arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and shall be binding upon both parties.

7.3                     During the period when a dispute is being resolved, the Parties shall continue to respectively have the remaining rights and perform the remaining obligations under this Agreement.

Artile VIII            NOTICES AND DELIVERY

8.1                   Any notice or other communication in connection with this Agreement from one Party to the other Parties (“Notice”, including litigation or arbitration proceedings or judicial documents of other nature, shall be in writing and served on the Party to be notified at the following mailing address or mailing number or e-mail address. No notice shall be effective unless it contains the name of any of the following contact persons.

If to the Target Companies (prior to the Handover Date) or the Sellers:

Address:                        4/F, Zone E, Lixingxing Center, No. 8 Wangjing Guangshun South Street, Chaoyang District, Beijing

Postal code:      100102

Phone:                *

E-mail:               *

Attention:          ZENG Zhen

If to the Target Companies (after the Handover Date) or the Purchaser:

Address:                        Wangjing SOHO Center, No. 10 Wangjing Street, Chaoyang District, Beijing (1-16/F, Tower 3-A)

Postal code:      100102

Telephone:        *

E-mail:               *

Attention:          HE Yaling

8.2                   The delivery times for the various communication methods described in this Article 8 shall be determined in the following ways:

(4)                       If delivered in person, when received and signed by the person to be notified;

(5)                       All the notices by mailing shall be given by registered mail or express mail. The notices by registered express mail shall be deemed to have been given to the senders on the seventh (7th) day after the notices are posted, and notices by express mail shall be deemed to have been given when the receivers sign the same.

(6)                       Notices given by mail shall be deemed delivered when the email system shows that the party to be notified actually receives the notice.

8.3                     If either Party changes the above mailing address or contact information (the “Changing Party”), it shall notify the other Party within seven (7) days after the occurrence of such change. If the Changing Party fails to notify the other Party of the same in a timely manner, it shall bear the losses arising from such failure.

8.4                     The scope of communication for any Party includes all notices, agreements and other documents made during the performance of this Agreement, as well as the service of relevant legal documents in the first instance, second instance, retrial and enforcement procedure after the occurrence of a dispute relating to this Agreement.

Artile IX               Information Disclosure

9.1                   The terms and detailed rules regarding this Agreement and its exhibits and schedules (including all terms and provisions and the existence of this Agreement as well as any relevant share transfer documents) shall be treated as confidential information and shall not be disclosed by the Parties to any third party unless otherwise specified.

9.2                     After the Execution Date, if any Party intends to disclose the content and relevant matters of this Agreement to the public at press conference, industry or professional media or marketing materials or by other means, such Party shall negotiate with the other Parties in advance to confirm the publicity plan of unified publicity (including without limitation the scope of information disclosable and the contents of press release). Without the prior written consent of the other Parties, no Party shall disclose the information beyond the propaganda plan confirmed by the other Parties.

9.3                     The restrictions above shall not apply to the information disclosed when the following circumstances occur:

(1)                the information is required to be disclosed or used according to applicable laws or any regulatory authorities;

(2)                the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreements entered into pursuant to this Agreement or the relevant matters reasonably disclosed to taxation authorities;

(3)                the disclosure is made to professional advisors of the Parties, provided that the Parties shall require such professional advisors to comply with provisions of this Article IX regarding such confidential information as if they were a Party to this Agreement;

(4)                the information falls into the public domain not due to reasons attributable to each Party hereto;

(5)                the disclosure or use has been approved in advance and in writing by the other Parties.

If information is disclosed for the reasons (1) and (2) above, the disclosing Party shall discuss with other Parties about the relevant disclosure and submission at a reasonable time before the disclosure or submission of information and shall give confidential treatment to the part of the information disclosed or submitted by the receiving Party to the extent possible under the circumstance that other Parties request the disclosure or submission of information.

Artile X                SUPPLEMENTARY PROVISIONS

10.1                     Headings used in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of any term of this Agreement.

10.2                     This Agreement, the other transaction documents and their schedules and exhibits constitute the entire agreement of the Parties with respect to this Transaction and supersede any prior agreement, letter of intent, framework agreement, memorandum of understanding, representation or other obligation of the Parties with respect to this Transaction, whether written or oral (including all forms of communication), and this Agreement (including any amendments or modifications thereto and the other transaction documents) constitutes the sole and entire agreement of the Parties with respect to the subject matters hereunder.

10.3                     If any term or provision of this Agreement shall be invalid or unenforceable under applicable PRC Law, such term or provision shall be deemed to have never existed and shall not affect the validity of any other term or provisions of this Agreement. The Parties shall negotiate and agree on the new provisions within the scope of lawfulness so as to ensure that the original provisions are fulfilled to the greatest extent possible.

10.4                     None of the Parties may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties.

10.5                     Unless otherwise provided for by this Agreement, failure or delay on any Party to exercise any rights, powers or privileges under this Agreement shall not operate as a waiver thereof, nor shall any single or partial exercise of such rights, powers or privileges preclude exercise of any other rights, powers and privileges.

10.6                     This Agreement may be amended or modified by the Parties through mutual consultation. Any amendment or modification shall be made in writing and become effective upon due execution by the Parties hereto.

10.7                     The Parties agree that, for the purpose of smooth registration of equity change in the Target Companies, this Agreement shall prevail if the filing documents recommended by the SAMR or other authorities fail to reflect the rights and obligations of the Parties hereto truly, accurately and completely. In the event of any conflict between such filing documents and this Agreement, this Agreement shall prevail. The Parties hereto shall continue to be bound by this Agreement, and may not refuse to perform their obligations hereunder due to the reason that this Agreement has not been filed.

10.8                     This Agreement may be executed in more than one counterpart and each counterpart shall be of the same legal effect.

10.9                     The schedules and appendixes of this Agreement are integral parts of this Agreement and are complementary to and have the same legal effect as the text of this Agreement.

10.10              This Agreement shall be effective upon due signing or sealing by the Parties hereto.

[Remainder of this page is intentionally left blank/Signature page to follow]

[The signature page of Equity Acquisition Agreement only]

Fairlubo Auction HK Company Limited

Signature:	/s/ Kun Dai
Name: Kun Dai
Title: Legal Representative

/s/ Chebole (Beijing) Information Technology Co., Ltd.
Chebole (Beijing) Information Technology Co., Ltd. (company stamp)

/s/ Youxin Yishouche (Beijing) Information Technology Co., Ltd.
Youxin Yishouche (Beijing) Information Technology Co., Ltd. (company stamp)

SIGNATURE PAGE

[The signature page of Equity Acquisition Agreement only]

/s/ Beijing Hengtai Boche Auction Co., Ltd.
Beijing Hengtai Boche Auction Co., Ltd. (company stamp)

SIGNATURE PAGE

[The signature page of Equity Acquisition Agreement only]

/s/ Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd.
Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd. (company stamp)

/s/ Beijing Fengshun Lubao Vehicle Auction Co., Ltd.
Beijing Fengshun Lubao Vehicle Auction Co., Ltd. (company stamp)

SIGNATURE PAGE